Exhibit 99.1

The Toronto-Dominion Bank

ANNUAL INFORMATION FORM

November 28, 2018

Documents Incorporated by Reference

Portions of this Annual Information Form (“AIF”) are disclosed in the annual consolidated financial statements (the “Annual Financial Statements”) and management’s discussion and analysis of the Bank (as defined below) for the year ended October 31, 2018 (the “2018 MD&A”) and are incorporated by reference into this AIF.

	Page Reference	Page / Incorporated by Reference From
	Annual Information Form	Annual Financial Statements	2018 MD&A
CORPORATE STRUCTURE
Name, Address and Incorporation	4
Intercorporate Relationships	4

GENERAL DEVELOPMENT OF THE BUSINESS
Three Year History	4		13-26

DESCRIPTION OF THE BUSINESS
Review of Business, including Foreign Operations		5-9	3,13-26
Investment in TD Ameritrade	5	66-67	22, 51, 88-89
Competition			54-55
Intangible Properties		18, 24, 68-69
Average Number of Employees	5
Lending			31-41, 61-65
Social and Environmental Policies			88
Risk Factors	5		52-89

DIVIDENDS
Dividends per Share for the Bank (October 31st year-end)	6
Dividends for TD Ameritrade (September 30th year-end)	6
Dividend Policy and Restrictions for The Toronto-Dominion Bank		76	44

CAPITAL STRUCTURE
Common Shares	7	74-76
Preferred Shares	7	74-76
Constraints	8
Ratings	8		75-76, 80

MARKET FOR SECURITIES OF THE BANK
Market Listings	12
Trading Price and Volume	12
Prior Sales	13	72-73

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER	14

DIRECTORS AND EXECUTIVE OFFICERS
Directors and Board Committees of the Bank	15
Audit Committee	19
Additional Information Regarding the Audit Committee and Shareholders’ Auditor	20
Executive Officers of the Bank	21
Shareholdings of Directors and Executive Officers	23
Additional Disclosure for Directors and Executive Officers	23
Pre-Approval Policies and Shareholders’ Auditor Service Fees	23

LEGAL PROCEEDINGS AND REGULATORY ACTIONS
Legal Proceedings	25	87-88
Regulatory Actions	25

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	25

TRANSFER AGENTS AND REGISTRARS
Transfer Agent	25
Co-transfer Agent and Registrar	26

INTERESTS OF EXPERTS	26

ADDITIONAL INFORMATION	26

APPENDIX “A” – Intercorporate Relationships

APPENDIX “B” – Audit Committee Charter

Unless otherwise specified, this AIF presents information as at October 31, 2018.

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media, and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis (“2018 MD&A”) under the heading “Economic Summary and Outlook”, for the Canadian Retail, U.S. Retail and Wholesale Banking segments under headings “Business Outlook and Focus for 2019”, and for the Corporate segment, “Focus for 2019”, and in other statements regarding the Bank’s objectives and priorities for 2019 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may”, and “could”. By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on long-term and shorter-term strategic priorities, including the successful completion of acquisitions and strategic plans; the ability of the Bank to attract, develop, and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access, or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance and the bank recapitalization “bail-in” regime; exposure related to significant litigation and regulatory matters; increased competition from incumbents and non-traditional competitors, including Fintech and big technology competitors; changes to the Bank’s credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2018 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the heading “Significant and Subsequent Events, and Pending Acquisitions” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements. Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2018 MD&A under the headings “Economic Summary and Outlook”, for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, “Business Outlook and Focus for 2019”, and for the Corporate segment, “Focus for 2019”, each as may be updated in subsequently filed quarterly reports to shareholders. Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Toronto-Dominion Bank (the “Bank” or “TD”) and its subsidiaries are collectively known as “TD Bank Group”. The Bank, a Schedule 1 chartered bank subject to the provisions of the Bank Act (Canada) (the “Bank Act”), was formed on February 1, 1955 through the amalgamation of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank’s head office is located at Toronto-Dominion Centre, King Street West and Bay Street, Toronto, Ontario, M5K 1A2.

Intercorporate Relationships

Information about the intercorporate relationships among the Bank and its principal subsidiaries is provided in Appendix “A” to this AIF.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

As at October 31, 2018, TD was the second largest Canadian bank in terms of market capitalization. TD Bank Group is the sixth largest bank in North America by branches and serves more than 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America’s Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world’s leading online financial services firms, with approximately 12 million active online and mobile customers. TD had CDN$1.3 trillion in assets on October 31, 2018. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

TD Bank, N.A., operating under the brand name TD Bank, America’s Most Convenient Bank®, is one of the 10 largest banks in the U.S. and provides customers with a full range of financial products and services at more than 1,200 convenient locations located from Maine to Florida. TD Bank, N.A. is a wholly owned subsidiary of the Bank.

For additional information on TD’s businesses, see the descriptions provided below and on pages 13 to 26 of the 2018 MD&A.

On January 3, 2017, TD Securities U.S. completed its acquisition of Albert Fried & Company, an established New York-based broker-dealer.

On June 2, 2017, the Bank completed the sale of its European direct investing business, though the sale of shares of TD Wealth Holdings (UK) Limited and TD Bank International S.A. (Luxembourg) to Interactive Investor plc.

The Bank completed the final phase of its internal reorganization to comply with the rule adopted by the U.S. Board of Governors of the Federal Reserve System requiring large foreign banking organizations with U.S. subsidiaries to organize their U.S. subsidiaries under a single U.S. intermediate holding company. Effective July 1, 2017, all of the Bank’s ownership interests in its U.S. subsidiaries (subject to limited exceptions and exclusions), including its investment in TD Ameritrade Holding Corporation (“TD Ameritrade”), were held by TD Group US Holdings LLC, the Bank’s U.S. intermediate holding company.

On September 18, 2017, TD Bank, N.A. completed its acquisition of Scottrade Bank, a federal savings bank wholly owned by Scottrade Financial Services, Inc. (“Scottrade”), for cash consideration equal to approximately US$1.4 billion. Scottrade Bank merged with TD Bank, N.A. On the same day, TD Ameritrade acquired Scottrade for cash and TD Ameritrade shares. Concurrently with the closing of the TD Ameritrade / Scottrade transaction, the Bank purchased, pursuant to its pre-emptive rights, approximately US$400 million in new common equity (approximately 11.1 million shares) from TD Ameritrade.

On January 8, 2018, the Bank completed its acquisition of Layer 6 Inc., a world-renowned artificial intelligence company based in Toronto, Ontario.

On November 1, 2018, the Bank completed its acquisition of Greystone Capital Management Inc., the parent company of Greystone Managed Investments Inc., a Canadian institutional asset manager based in Regina, Saskatchewan.

On November 26, 2018, the Bank finalized a long-term loyalty program agreement (the “Loyalty Agreement”) with Air Canada. Under the terms of the Loyalty Agreement, the Bank will become the primary credit card issuer for Air Canada’s new loyalty program when it launches in 2020 through to 2030. The Loyalty Agreement was finalized in conjunction with Air Canada entering into a definitive share purchase agreement with Aimia Inc. (“Aimia”) for the acquisition of Aimia Canada Inc., which operates the Aeroplan loyalty business (the “Transaction”), for an aggregate purchase price of $450 million in cash and the assumption of approximately $1.9 billion of Aeroplan Miles liability. The closing of the Transaction is subject to the satisfaction of certain conditions, including receipt of Aimia shareholder approval and customary regulatory approvals. The Loyalty Agreement will become effective upon the closing of the Transaction and TD Aeroplan cardholders will become members of Air Canada’s new loyalty program and their miles will be transitioned when Air Canada’s new loyalty program launches in 2020.

DESCRIPTION OF THE BUSINESS

Descriptions of TD’s significant business segments and related information are provided on pages 3 and 13 to 26 of the 2018 MD&A.

Investment in TD Ameritrade

The Bank has an investment in TD Ameritrade, a leading provider of securities brokerage services and related technology-based financial services to retail clients and independent registered investment advisors (“RIAs”). TD Ameritrade provides its services to individual retail investors and traders, and RIAs predominantly through the Internet, a national branch network and relationships with RIAs. TD Ameritrade is a U.S. publicly-traded company and its common shares are listed on the Nasdaq Global Select Market. As of October 31, 2018, the Bank owned approximately 41.61% of the outstanding voting securities of TD Ameritrade. Additional information concerning TD Ameritrade may be found on the U.S. Securities and Exchange Commission’s EDGAR system (“EDGAR”) at www.sec.gov. The Bank’s investment in TD Ameritrade is subject to a Stockholders Agreement that contains provisions relating to governance, board composition, stock ownership, transfers of shares, voting and other matters.

Average Number of Employees

TD had an average of 84,383 full-time equivalent employees for fiscal 2018.

Risk Factors

The Bank considers it critical to regularly assess its operating environment and highlight top and emerging risks, which are risks with a potential to have a material effect on the Bank and where the attention of senior leaders is focused due to the potential magnitude or immediacy of their impact. An explanation of the types of risks facing the Bank and its businesses and the ways in which the Bank manages them can be found under the heading “Risk Factors and Management” on pages 52 to 89 of the 2018 MD&A, which is incorporated by reference.

DIVIDENDS

Dividends per Share for the Bank (October 31st year-end)

Type of Shares	2018	2017	2016

Common Shares	$2.61	$2.35	$2.16

Preferred Shares

Series S1	$0.63	$0.84	$0.84

Series T2	$0.50	$0.54	$0.52

Series Y3	$0.89	$0.89	$0.89

Series Z4	$0.69	$0.56	$0.54

Series 1[5]	$0.98	$0.98	$0.98

Series 3[5]	$0.95	$0.95	$0.95

Series 5[5]	$0.94	$0.94	$0.94

Series 7[5]	$0.90	$0.90	$0.90

Series 9[5]	$0.93	$0.93	$0.93

Series 11[5]	$1.23	$1.23	$1.23

Series 12[5]	$1.38	$1.38	$1.09

Series 14[5]	$1.21	$1.21	$0.18

Series 16[5]	$1.13	$0.34	-

Series 18[5,6]	$0.74	-	-

Series 20[5,7]	-	-	-

Notes:

1	On July 31, 2018, the Bank redeemed all of its 5,387,491 outstanding Non-Cumulative Class A First Preferred Shares, Series S.
2	On July 31, 2018, the Bank redeemed all of its 4,612,509 outstanding Non-Cumulative Class A First Preferred Shares, Series T.
3	On October 31, 2018, the Bank redeemed all of its 5,481,853 outstanding Non-Cumulative Class A First Preferred Shares, Series Y.
4	On October 31, 2018, the Bank redeemed all of its 4,518,147 outstanding Non-Cumulative Class A First Preferred Shares, Series Z.
5	Non-viability contingent capital (NVCC).
6	On March 14, 2018, the Bank issued 14 million Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 18.
7	On September 13, 2018, the Bank issued 16 million Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 20.

Dividends for TD Ameritrade (September 30th year-end)

TD Ameritrade declared a US$0.21 per share quarterly cash dividend on its common stock during each quarter of its 2018 fiscal year. On October 22, 2018, TD Ameritrade declared a US$0.30 per share quarterly cash dividend on its common stock for the first quarter of its 2019 fiscal year, payable on November 20, 2018 to all holders of record of TD Ameritrade common stock as of November 6, 2018. The payment of any future dividends will be at the discretion of TD Ameritrade’s board of directors and will depend upon a number of factors that its board of directors deems relevant, including future earnings, the success of TD Ameritrade’s business activities, capital requirements, the general financial condition and future prospects of its business, and general business conditions.

CAPITAL STRUCTURE

The following summary of the Bank’s share capital is qualified in its entirety by the Bank’s by-laws and the actual terms and conditions of such shares.

In accordance with capital adequacy requirements adopted by the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”), in order to qualify as Tier 1 or Tier 2 Capital under Basel III, non-common capital instruments issued by the Bank after January 1, 2013, including Preferred Shares and Subordinated Debentures (Medium Term Notes with NVCC Provisions, defined below), must include a non-viability contingent capital feature (the “NVCC Provisions”), under which they could be converted into a variable number of common shares of the Bank if OSFI announces that the Bank has ceased, or is about to cease, to be viable or if the Bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government in Canada (each, a “trigger event”).

Common Shares

The authorized common share capital of the Bank consists of an unlimited number of common shares without nominal or par value. Subject to the restrictions set out under “Constraints” below, holders of common shares are entitled to vote at all meetings of the shareholders of the Bank, except meetings at which only holders of a specified class or series of shares are entitled to vote. The holders of common shares are entitled to receive dividends as and when declared by the Board of Directors of the Bank, subject to the preference of the holders of the preferred shares of the Bank. After payment to the holders of the preferred shares of the Bank of the amount or amounts to which they may be entitled, and after payment of all outstanding debts, the holders of common shares shall be entitled to receive the remaining property of the Bank upon the liquidation, dissolution or winding-up thereof.

Preferred Shares

The Class A First Preferred Shares (the “Preferred Shares”) of the Bank may be issued from time to time, in one or more series, with such rights, privileges, restrictions and conditions as the Board of Directors of the Bank may determine.

The Preferred Shares of each series rank on a parity with every other series of Preferred Shares, and all Preferred Shares rank prior to the common shares and to any other shares of the Bank ranking junior to the Preferred Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Bank, provided that a trigger event has not occurred as contemplated under the NVCC Provisions applicable to a series of Preferred Shares. In the event of a trigger event occurring under the NVCC Provisions, the existing priority of the Preferred Shares of the affected series will not be relevant as all Preferred Shares of such series will be converted into common shares of the Bank and, upon conversion, will rank on a parity with all other common shares of the Bank.

There are no voting rights attaching to the Preferred Shares except to the extent provided in any series or by the Bank Act. The Bank may not, without the prior approval of the holders of the Preferred Shares, create or issue (i) any shares ranking in priority to or on a parity with the Preferred Shares, or (ii) any additional series of Preferred Shares, unless at the date of such creation or issuance all cumulative dividends and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment in respect of each series of Preferred Shares then issued and outstanding.

Approval of amendments to the provisions of the Preferred Shares as a class may be given in writing by the holders of all the outstanding Preferred Shares or by a resolution carried by an affirmative vote of at least two-thirds of the votes cast at a meeting at which the holders of a majority of the then outstanding Preferred Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the shareholders then present or represented by proxy may transact the business for which the meeting was originally called.

In the event of the liquidation, dissolution or winding-up of the Bank, provided that a trigger event has not occurred as contemplated under the NVCC Provisions applicable to a series of Preferred Shares, before any amounts shall be paid to or any assets distributed among the holders of the common shares or shares of any other class of the Bank ranking junior to the Preferred Shares, the holder of a Preferred Share of a series shall be entitled to receive, to the extent provided for with respect to such Preferred Shares by the conditions attaching to such series: (i) an amount equal to the amount paid up thereon; (ii) such premium, if any, as has been provided for with respect to the Preferred Shares of such series; and (iii) all unpaid cumulative dividends, if any, on such Preferred Shares and, in the case of non-cumulative Preferred Shares, all declared and unpaid non-cumulative dividends. After payment to the holders of the Preferred Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Bank.

Constraints

There are no constraints imposed on the ownership of securities of the Bank to ensure that the Bank has a required level of Canadian ownership. However, the Bank Act contains restrictions on the issue, transfer, acquisition, beneficial ownership and voting of all shares of a chartered bank. For example, no person shall be a major shareholder of a bank if the bank has equity of $12 billion or more. A person is a major shareholder of a bank where: (i) the aggregate of shares of any class of voting shares beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person is more than 20% of that class of voting shares; or (ii) the aggregate of shares of any class of non-voting shares beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person is more than 30% of that class of non-voting shares. No person shall have a significant interest in any class of shares of a bank, including the Bank, unless the person first receives the approval of the Minister of Finance (Canada). For purposes of the Bank Act, a person has a significant interest in a class of shares of a Canadian chartered bank where the aggregate of any shares of the class beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person exceeds 10% of all of the outstanding shares of that class of shares of such bank.

The Bank Act also prohibits the registration of a transfer or issue of any share of the Bank to, and the exercise in person or by proxy of any voting rights attached to any share of the Bank that is beneficially owned by, Her Majesty in right of Canada or of a province or any agent or agency of Her Majesty, in either of those rights, or to the government of a foreign country or any political subdivision thereof, or any agent or agency of a foreign government. Notwithstanding the foregoing, the Minister of Finance of Canada may approve the issue of shares of a bank, including the Bank, to an agent that is an “eligible agent”, which is defined as an agent or agency of Her Majesty in right of Canada or of a province or an agent or agency of a government of a foreign country or any political subdivision of a foreign country: (i) whose mandate is publicly available; (ii) that controls the assets of an investment fund in a manner intended to maximize long-term risk-adjusted returns and Her Majesty in right of Canada or of a province or an agent or agency of a government of a foreign country or any political subdivision of a foreign country contributes to the fund or the fund is established to provide compensation, hospitalization, medical care, annuities, pensions or similar benefits to natural persons; and (iii) whose decisions with respect to the assets of the fund referred to in (ii) above are not influenced in any significant way by Her Majesty in right of Canada or of the province or the government of the foreign country or the political subdivision. The application for this approval would be made jointly by the Bank and the eligible agent.

Ratings

Credit ratings are important to the Bank’s borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs and increased collateral pledging requirements for the Bank and reduced access to capital markets. Rating downgrades may also affect the Bank’s ability to enter into normal course derivative transactions. The Bank regularly reviews the level of increased collateral that would be required in the event of rating downgrades and holds liquid assets to cover additional collateral required in the event of certain downgrades in the Bank’s senior long-term credit ratings. Additional information relating to credit ratings is provided under the heading “Liquidity Risk” in the “Managing Risk” section starting on page 75 of the 2018 MD&A.

As at October 31, 2018

	DBRS	Moody’s Investors Service	S&P Global Ratings
Legacy Senior Debt[1]	AA	Aa1	AA-
Senior Debt[2]	Aa (low)	Aa3	A
Short Term Debt	R-1 (high)	P-1	A-1+
Subordinated Debt	A (high)	A2	A
NVCC Subordinated Debt	A (low)	A2 (hyb)	A-
Preferred Shares	Pfd-2 (high)	Baa1 (hyb)	BBB+
NVCC Preferred Shares	Pfd-2	Baa1 (hyb)	BBB
Outlook	Positive	Stable	Stable

Notes:

1

Includes: (a) Senior debt issued prior to September 23, 2018; and (b) Senior debt issued on or after September 23, 2018 which is excluded from the bank recapitalization “bail-in” regime, including debt with an original term to maturity of less than 400 days and most structured notes.

2	Subject to conversion under the bank recapitalization “bail-in” regime.

Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating agency. Credit ratings and outlooks provided by the rating agencies reflect their views and are subject to change from time to time, based on a number of factors, including the Bank’s financial strength, competitive position and liquidity as well as factors not entirely within the Bank’s control, including the methodologies used by the rating agencies and conditions affecting the financial services industry generally.

The Bank has made payments in the ordinary course to the rating agencies listed above in connection with the assignment of ratings on the securities of the Bank. In addition, the Bank has made customary payments in respect of certain other services provided to the Bank by the applicable rating agencies during the last two years.

We note that the following descriptions of the ratings categories prepared by the respective rating agencies are provided solely in order to satisfy requirements of Canadian law and do not constitute an endorsement by the Bank of the ratings categories or of the application by the respective rating agencies of their criteria and analyses. A description of the rating categories of each of the rating agencies, obtained from the respective rating agency’s public website, is set out below.

Description of ratings, as disclosed by DBRS on its public website

The DBRS® long-term rating scale provides an opinion on the risk of default. That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. Ratings are based on quantitative and qualitative considerations relevant to the issuer, and the relative ranking of claims. All rating categories other than AAA and D also contain subcategories “(high)” and “(low)”. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category. AA: Superior credit quality. The capacity for the payment of financial obligations is considered high. Credit quality differs from AAA only to a small degree. Unlikely to be significantly vulnerable to future events. A: Good credit quality. The capacity for the payment of financial obligations is substantial, but of lesser credit quality than AA. May be vulnerable to future events, but qualifying negative factors are considered manageable.

The DBRS® short-term debt rating scale provides an opinion on the risk that an issuer will not meet its short-term financial obligations in a timely manner. R-1 (high): Highest credit quality. The capacity for the payment of short-term financial obligations as they fall due is exceptionally high. Unlikely to be adversely affected by future events.

The DBRS® preferred share rating scale is used in the Canadian securities market and is meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both dividend and principal commitments. Each rating category is denoted by the subcategories “high” and “low”. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category. Preferred shares rated Pfd-2 are of satisfactory credit quality. Protection of dividends and principal is still substantial, but earnings, the balance sheet and coverage ratios are not as strong as Pfd-1 rated companies. Generally, Pfd-2 ratings correspond with companies whose senior bonds are rated in the A category.

Description of ratings, as disclosed by Moody’s Investors Service on its public website

Moody’s long-term ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default. Obligations rated Aa are judged to be of high quality and are subject to very low credit risk. Obligations rated A are judged to be upper-medium grade and are subject to low credit risk. Obligations rated Baa are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics. Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Additionally, a “(hyb)” indicator is appended to all ratings of hybrid securities issued by banks, insurers, finance companies, and securities firm. By their terms, hybrid securities allow for the omission of scheduled dividends, interest, or principal payments, which can potentially result in impairment if such an omission occurs. Hybrid securities may also be subject to contractually allowable write-downs of principal that could result in impairment. Together with the hybrid indicator, the long-term obligation rating assigned to a hybrid security is an expression of the relative credit risk associated with that security.

Moody’s assigns provisional ratings to medium-term note (MTN) programs and definitive ratings to the individual debt securities issued from them (referred to as drawdowns or notes). MTN program ratings are intended to reflect the ratings likely to be assigned to drawdowns issued from the program with the specified priority of claim (e.g. senior or subordinated). To capture the contingent nature of a program rating, Moody’s assigns provisional ratings to MTN programs. A provisional rating is denoted by a (P) in front of the rating.

Moody’s short-term ratings are assigned to obligations with an original maturity of thirteen months or less and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default. P-1 Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.

Description of ratings, as disclosed by S&P Global Ratings on its public website

An S&P Global Ratings issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs).

A long-term obligation rated ‘AA’ differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitments on the obligation is very strong. A long-term obligation rated ‘A’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitments on the obligation is still strong. A long-term obligation rated ‘BBB’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation. The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

A short-term obligation rated ‘A-1’ is rated in the highest category by S&P Global Ratings. The obligor’s capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.

The S&P Global Ratings Canadian preferred share rating scale serves issuers, investors, and intermediaries in the Canadian financial markets by expressing preferred share ratings (determined in accordance with global rating criteria) in terms of rating symbols that have been actively used in the Canadian market over a number of years. An S&P Global Ratings preferred share rating on the Canadian scale is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market, relative to preferred shares issued by other issuers in the Canadian market. There is a direct correspondence between the specific ratings assigned on the Canadian preferred share scale and the various rating levels on the global debt rating scale of S&P Global Ratings. A Canadian preferred share rating of P-2(high) and P-2 corresponds to global scale preferred share rating of BBB+ and BBB, respectively.

MARKET FOR SECURITIES OF THE BANK

Market Listings

The Bank’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange. The Bank’s preferred shares are listed on the Toronto Stock Exchange.

Trading Price and Volume

Trading price and volume of the Bank’s securities on the Toronto Stock Exchange in the past year is set out in the tables below:

	Nov. 2017	Dec. 2017	Jan. 2018	Feb. 2018	March 2018	April 2018	May 2018	June 2018	July 2018	Aug. 2018	Sept. 2018	Oct. 2018

COMMON SHARES
High ($)	75.09	74.00	75.21	75.67	76.65	73.27	76.81	77.47	77.17	79.54	80.05	79.24
Low ($)	72.32	71.61	73.16	69.21	72.17	69.37	71.90	74.85	75.45	76.38	78.05	71.31
Vol.(‘000)	47,827	59,565	66,822	73,716	82,349	56,470	75,987	74,506	44,755	53,733	60,650	75,110

	Nov. 2017	Dec. 2017	Jan. 2018	Feb. 2018	March 2018	April 2018	May 2018	June 2018	July 2018	Aug. 2018	Sept. 2018	Oct. 2018

PREFERRED SHARES
Series S1
High ($)	25.12	25.10	25.26	25.00	24.95	24.99	25.09	25.18	25.17
Low ($)	24.90	24.92	24.92	24.87	24.75	24.81	24.92	24.96	24.96	-	-	-
Vol.(‘000)	27	88	518	300	165	308	224	30	56
Series T2
High ($)	24.85	24.94	25.11	24.99	24.85	24.93	24.99	25.12	25.15
Low ($)	24.62	24.73	24.81	24.77	24.68	24.79	24.89	24.94	24.96	-	-	-
Vol.(‘000)	27	53	463	70	208	53	240	398	338
Series Y3 High ($) Low ($) Vol.(‘000)	25.05 24.85 35	25.16 24.90 347	25.25 24.90 229	25.07 24.84 28	24.90 24.66 139	24.96 24.75 101	25.05 24.92 50	25.11 24.90 112	25.15 24.93 66	25.22 25.00 24	25.20 25.04 164	25.23 24.97 389
Series Z4 High ($) Low ($) Vol.(‘000)	24.79 24.67 49	24.87 24.67 134	25.04 24.80 19	24.83 24.75 405	24.81 24.72 22	24.88 24.56 154	24.98 24.83 35	25.05 24.87 215	25.06 24.92 8	25.10 24.96 8	25.15 24.95 159	25.14 24.97 129
Series 1[5] High ($) Low ($) Vol.(‘000)	23.74 23.38 406	23.75 22.90 255	24.26 23.59 1,267	24.13 23.42 822	23.65 23.18 1,648	23.24 22.55 439	23.71 22.64 432	23.58 23.16 263	23.79 23.10 147	23.88 23.54 194	23.70 23.25 164	23.89 22.05 354
Series 3[5] High ($) Low ($) Vol.(‘000)	23.69 23.28 244	23.54 22.68 172	24.04 23.43 224	23.99 23.27 143	23.64 22.92 590	23.15 22.46 624	23.75 22.68 322	23.54 23.12 286	23.79 23.17 133	23.80 23.50 397	23.70 23.27 75	24.08 21.71 311
Series 5[5] High ($) Low ($) Vol.(‘000)	23.60 23.20 369	23.30 22.53 398	23.86 23.25 549	23.75 23.00 566	23.39 22.85 1,299	22.97 22.38 198	23.60 22.50 687	23.44 22.96 246	23.71 23.00 299	23.77 23.35 452	23.77 23.10 278	23.77 21.74 458
Series 7[5] High ($) Low ($) Vol.(‘000)	24.80 24.25 292	24.99 24.10 105	24.99 24.24 340	24.94 24.15 616	24.54 24.13 246	24.36 23.91 283	24.86 24.24 345	24.72 24.32 86	24.68 24.26 386	24.75 24.51 240	24.72 24.38 205	25.00 23.21 288

	Nov. 2017	Dec. 2017	Jan. 2018	Feb. 2018	March 2018	April 2018	May 2018	June 2018	July 2018	Aug. 2018	Sept. 2018	Oct. 2018

PREFERRED SHARES
Series 9[5] High ($) Low ($) Vol.(‘000)	24.95 24.63 268	25.14 24.36 69	25.25 24.60 176	25.06 24.40 57	24.75 24.12 378	24.48 24.07 105	24.99 24.40 475	24.84 24.50 128	24.92 24.43 42	24.95 24.72 82	24.97 24.59 103	25.05 23.43 109
Series 11[5] High ($) Low ($) Vol.(‘000)	25.35 25.16 69	25.30 25.14 56	25.55 24.99 134	25.10 24.81 125	24.95 24.66 77	24.91 24.30 85	24.60 24.37 63	25.10 24.50 41	25.18 24.72 44	24.99 24.76 47	24.98 24.75 34	24.99 23.42 170
Series 12[5] High ($) Low ($) Vol.(‘000)	27.05 26.63 878	26.99 26.54 233	27.19 26.44 252	26.61 26.16 220	26.75 26.36 773	26.80 26.25 436	26.65 26.34 846	26.62 26.30 451	26.63 26.22 163	26.50 26.25 294	26.64 26.15 245	26.59 25.71 292
Series 14[5] High ($) Low ($) Vol.(‘000)	26.56 26.16 502	26.41 25.99 1,276	26.48 25.92 646	26.25 25.79 303	26.25 25.81 898	26.24 25.72 415	26.27 25.90 269	26.17 25.99 176	26.16 25.80 175	26.18 25.97 575	26.08 25.83 708	26.12 25.25 761
Series 16[5] High ($) Low ($) Vol.(‘000)	25.97 25.55 153	25.80 25.21 128	25.90 25.25 283	25.60 25.00 282	25.74 25.05 231	25.30 24.82 419	25.45 25.12 224	25.35 24.92 407	25.57 24.98 206	25.60 25.31 409	25.43 25.00 206	25.42 24.30 304
Series 18[5,6] High ($) Low ($) Vol.(‘000)	-	-	-	-	25.25 24.94 1,319	25.73 24.90 1,469	25.68 25.00 359	25.30 25.04 181	25.63 24.95 144	25.72 25.29 109	25.67 25.01 246	25.54 24.71 245
Series 20[5,7] High ($) Low ($) Vol.(‘000)	-	-	-	-	-	-	-	-	-	-	25.17 24.86 1,861	25.25 24.55 1,532

Notes:

1	On July 31, 2018, the Bank redeemed all of its 5,387,491 outstanding Non-Cumulative Class A First Preferred Shares, Series S.
2	On July 31, 2018, the Bank redeemed all of its 4,612,509 outstanding Non-Cumulative Class A First Preferred Shares, Series T.
3	On October 31, 2018, the Bank redeemed all of its 5,481,853 outstanding Non-Cumulative Class A First Preferred Shares, Series Y.
4	On October 31, 2018, the Bank redeemed all of its 4,518,147 outstanding Non-Cumulative Class A First Preferred Shares, Series Z.
5	Non-viability contingent capital (NVCC).
6	On March 14, 2018, the Bank issued 14 million Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 18.
7	On September 13, 2018, the Bank issued 16 million Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 20.

Prior Sales

In the most recently completed financial year, the Bank did not issue any shares that are not listed or quoted on a marketplace. For more information on the Bank’s subordinated debentures, please see Note 19 of the Annual Financial Statements for the year ended October 31, 2018, which note is incorporated by reference in this AIF.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER

Designation of class	Number of securities held in escrow or that are subject to a contractual restriction on transfer	Percentage of class
Common Shares[1]	3,947,876	0.27

1 On November 1, 2018, the Bank acquired 100% of the outstanding equity of Greystone Capital Management Inc. (GCMI), the parent company of Greystone Managed Investments Inc. (Greystone). In connection therewith, TD common shares were issued to employee shareholders to satisfy a portion of the purchase price and to replace share-based awards. A portion of such common shares will be held in escrow for two years following the acquisition date, subject to the continued employment of such employee shareholder. AST Trust Company (Canada) is acting as Escrow Agent.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Board Committees of the Bank

The following table sets forth, as at November 28, 2018, the directors of the Bank, their present principal occupation and business, municipality of residence and the date each became a director of the Bank.

Director Name Principal Occupation & Municipality of Residence	Director Since
William E. Bennett Corporate Director, and former President and Chief Executive Officer, Draper & Kramer, Inc. Chicago, Illinois, U.S.A.	May 2004

Amy W. Brinkley Consultant, AWB Consulting, LLC (executive advising and risk management consulting firm) Charlotte, North Carolina, U.S.A.	September 2010

Brian C. Ferguson Corporate Director, and former President & Chief Executive Officer, Cenovus Energy Inc. Calgary, Alberta, Canada	March 2015

Colleen A. Goggins Corporate Director, and retired Worldwide Chairman, Consumer Group, Johnson & Johnson Princeton, New Jersey, U.S.A.	March 2012

Mary Jo Haddad Corporate Director, and retired President and Chief Executive Officer The Hospital for Sick Children Oakville, Ontario, Canada	December 2014

Jean-René Halde Corporate Director, and retired President and Chief Executive Officer Business Development Bank of Canada Saint-Laurent, Quebec, Canada	December 2015

David E. Kepler Corporate Director, and retired Executive Vice President, The Dow Chemical Company Sanford, Michigan, U.S.A.	December 2013

Brian M. Levitt Chairman of the Board, The Toronto-Dominion Bank Lac Brome, Quebec, Canada	December 2008

Alan N. MacGibbon Corporate Director, retired Managing Partner and Chief Executive of Deloitte LLP (Canada) Oakville, Ontario, Canada	April 2014

Director Name Principal Occupation & Municipality of Residence	Director Since
Karen E. Maidment Corporate Director, and former Chief Financial and Administrative Officer, BMO Financial Group Cambridge, Ontario, Canada	September 2011

Bharat B. Masrani Group President and Chief Executive Officer, TD Bank Group Toronto, Ontario, Canada	April 2014

Irene R. Miller Chief Executive Officer, Akim, Inc. (U.S. investment management and consulting firm) New York, New York, U.S.A.	May 2006

Nadir H. Mohamed Corporate Director, and former President and Chief Executive Officer, Rogers Communications Inc. Toronto, Ontario, Canada	April 2008

Claude Mongeau Corporate Director, and former President and Chief Executive Officer, Canadian National Railway Company Montreal, Quebec, Canada	March 2015

Except as disclosed below, all directors have had the same principal occupation for the past five years.

Mr. Ferguson was President & Chief Executive Officer of Cenovus Energy Inc. prior to November 3, 2017. Ms. Haddad was the President and Chief Executive Officer of The Hospital for Sick Children prior to January 2014. Mr. Halde was President and Chief Executive Officer of the Business Development Bank of Canada prior to July 2015. Mr. Kepler was Executive Vice President at The Dow Chemical Company from March 2008 to January 2015 and as an Executive Vice President, had responsibility for Business Services, and was Chief Sustainability Officer and Chief Information Officer. Mr. Levitt served in various executive and non-executive leadership positions at Osler, Hoskin & Harcourt LLP prior to December 2015. Mr. MacGibbon was Senior Counsel to Deloitte LLP (Canada) from June 2012 to December 2013. Prior to commencing his current role as Group President and Chief Executive Officer of the Bank on November 1, 2014, Mr. Masrani was Chief Operating Officer of the Bank from July 2013 to October 31, 2014, and Group Head, U.S. Personal and Commercial Banking of the Bank and President and Chief Executive Officer, TD Bank US Holding Company and TD Bank, N.A. prior to July 2013. Mr. Mohamed was President and Chief Executive Officer of Rogers Communications Inc. prior to December 2013. Mr. Mongeau was President and Chief Executive Officer of Canadian National Railway Company prior to July 2016.

Each director will hold office until the next annual meeting of shareholders of the Bank, which is scheduled for April 4, 2019. Information concerning the nominees proposed for election as directors at the meeting will be contained in the management proxy circular of the Bank in respect of the meeting.

The following table sets forth the Committees of the Bank’s Board, the members of each Committee as at November 28, 2018 and each Committee’s key responsibilities.

Committee	Members	Key Responsibilities
Corporate Governance Committee	Brian M. Levitt (Chair) William E. Bennett Karen E. Maidment Alan N. MacGibbon

Responsibility for corporate governance of the Bank:

•  Identify individuals qualified to become Board members and recommend to the Board the director nominees for the next annual meeting of shareholders and recommend candidates to fill vacancies on the Board that occur between meetings of the shareholders;

•  Develop and recommend to the Board a set of corporate governance principles, including a code of conduct and ethics, aimed at fostering a healthy governance culture at the Bank;

•  Satisfy itself that the Bank communicates effectively, both proactively and responsively, with its shareholders, other interested parties and the public;

•  Oversee the Bank’s strategy and reporting on corporate responsibility for environmental and social matters;

•  Act as conduct review committee for the Bank and certain of its Canadian subsidiaries that are federally-regulated financial institutions, including providing oversight of conduct risk; and

•  Oversee the evaluation of the Board and Committees.

Human Resources Committee	Karen E. Maidment (Chair) Amy W. Brinkley Mary Jo Haddad Brian M. Levitt Nadir H. Mohamed

Responsibility for management’s performance evaluation, compensation and succession planning:

•  Discharge, and assist the Board in discharging, the responsibility of the Board relating to leadership, human resource planning and compensation as set out in this Committee’s charter;

•  Set performance objectives for the CEO, which encourage the Bank’s long-term financial success and regularly measure the CEO’s performance against these objectives;

•  Recommend compensation for the CEO to the Board for approval, and determine compensation for certain senior officers;

•  Monitor the Bank’s compensation strategy, plans, policies and practices for alignment to the Financial Stability Board Principles for Sound Compensation Practices and Implementation Standards, including the appropriate consideration of risk;

•  Oversee a robust talent planning and development process, including review and approval of the succession plans for the senior officer positions and heads of control functions;

•  Review and recommend the CEO succession plan to the Board of Directors for approval;

•  Produce a report on compensation which is published in the Bank’s annual proxy circular, and review, as appropriate, any other related major public disclosures concerning compensation; and

Committee	Members	Key Responsibilities
• Oversee the strategy, design and management of the Bank’s employee pension, retirement savings and benefits plans.

Risk Committee	William E. Bennett (Chair) Amy W. Brinkley Colleen A. Goggins David E. Kepler Alan N. MacGibbon Karen E. Maidment

Supervising the management of risk of the Bank:

•  Approve the Enterprise Risk Framework and related risk category frameworks and policies that establish the appropriate approval levels for decisions and other measures to manage risk to which the Bank is exposed;

•  Review and recommend the Bank’s Enterprise Risk Appetite Statement and related measures for approval by the Board and oversee the Bank’s major risks as set out in the Enterprise Risk Framework;

•  Review the Bank’s risk profile against Risk Appetite measures; and

•  Provide a forum for “big-picture” analysis of an enterprise view of risk including considering trends and current and emerging risks.

Audit Committee	Alan N. MacGibbon* (Chair) William E. Bennett* Brian C. Ferguson* Jean-René Halde Irene R. Miller* Claude Mongeau*

Supervising the quality and integrity of the Bank’s financial reporting and compliance requirements:

•  Oversee reliable, accurate and clear financial reporting to shareholders;

•  Oversee effectiveness of internal controls, including internal controls over financial reporting;

•  Directly responsible for the selection, compensation, retention and oversight of the work of the shareholders’ auditor – the shareholders’ auditor reports directly to this Committee;

•  Receive reports from the shareholders’ auditor, chief financial officer, chief auditor, chief compliance officer, chief anti-money laundering officer and bank secrecy act officer, and evaluate the effectiveness and independence of each;

•  Oversee the establishment and maintenance of policies and programs reasonably designed to achieve and maintain the Bank’s compliance with the laws and regulations that apply to it; and

•  Act as the Audit Committee for certain subsidiaries of the Bank that are federally-regulated financial institutions.

*	Designated Audit Committee Financial Expert

Audit Committee

The Audit Committee of the Board of Directors of the Bank operates under a written charter that sets out its responsibilities and composition requirements. A copy of the charter is attached to this AIF as Appendix “B”. The Committee charter requires all members to be financially literate or be willing and able to acquire the necessary knowledge quickly. “Financially literate” means the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Bank’s financial statements.

In addition, the Committee charter contains independence requirements applicable to each member and each member currently meets those requirements. Specifically, the charter provides that no member of the Committee may be an officer or retired officer of the Bank and every member shall be independent of the Bank within the meaning of all applicable laws, rules and regulations, including those particularly applicable to Audit Committee members and any other relevant consideration as determined by the Board of Directors, including the Bank’s Director Independence Policy (a copy of which is available on the Bank’s website at www.td.com).

As indicated in the table above, the members of the Committee are: Alan N. MacGibbon (chair), William E. Bennett, Brian C. Ferguson, Jean-René Halde, Irene R. Miller and Claude Mongeau. The members of the Bank’s Audit Committee bring significant skill and experience to their responsibilities, including academic and professional experience in accounting, business and finance. The Board has determined that each of Messrs. Bennett, Ferguson, MacGibbon and Mongeau and Ms. Miller has the attributes of an Audit Committee financial expert as defined in the U.S. Sarbanes-Oxley Act; all committee members are financially literate and independent under the applicable listing standards of the New York Stock Exchange, the Committee charter, the Bank’s Director Independence Policy and the corporate governance guidelines of the Canadian Securities Administrators.

The following sets out the education and experience of each director relevant to the performance of his or her duties as a member of the Committee:

William E. Bennett is a Corporate Director. He is the former President and Chief Executive Officer of Draper & Kramer, Inc., a Chicago-based financial services and real estate company. He also previously served as Executive Vice President and Chief Credit Officer of First Chicago Corp. and its principal subsidiary, the First National Bank of Chicago. Mr. Bennett previously served as chair of the audit committee of each of the Bank, TD Bank US Holding Company (the holding company of TD Bank, N.A. and TD Bank USA, N.A.), Capital Power Corporation, and Nuveen Investments Bond and Mutual Funds. He holds an undergraduate degree in economics from Kenyon College and a master’s degree in business administration from the University of Chicago. Mr. Bennett is one of the Bank’s Audit Committee financial experts.

Brian C. Ferguson is a Corporate Director. He is the former President & Chief Executive Officer of Cenovus Energy Inc. Prior to leading Cenovus Energy Inc., Mr. Ferguson was the Executive Vice-President and Chief Financial Officer of Encana Corporation. Mr. Ferguson holds a Bachelor of Commerce degree from the University of Alberta, and is a Fellow of Chartered Professional Accountants Alberta. Mr. Ferguson is a member of the audit committee of Trans Mountain Corporation. Mr. Ferguson is one of the Bank’s Audit Committee financial experts.

Jean-René Halde is a Corporate Director. He was the President and Chief Executive Officer of the Business Development Bank of Canada from June 2005 to June 2015. Prior to June 2005, Mr. Halde held Chief Executive Officer positions at several leading companies, including Metro-Richelieu Inc., Culinar Inc., and Livingston Group Inc. Mr. Halde holds a master’s degree in Economics from the University of Western Ontario and a master’s degree in business administration from the Harvard Business School. Mr. Halde is a member of the audit committee of D-Box Technologies Inc.

Alan N. MacGibbon is Chair of the Bank’s Audit Committee. Mr. MacGibbon is a Corporate Director. He was Managing Partner and Chief Executive of Deloitte LLP (Canada) from 2004 to June 2012 and also served as Global Managing Director, Quality, Strategy and Communications of Deloitte Touche Tohmatsu Limited from June 2011 to September 2013 and Senior Counsel to Deloitte LLP (Canada) from June 2012 to December 2013. Mr. MacGibbon currently serves as chair of the audit committee of each of TD Bank US Holding Company (the holding company of TD Bank, N.A. and TD Bank USA, N.A.), and CAE, Inc. Mr. MacGibbon holds an undergraduate degree in business administration and an honorary doctorate degree from the University of New Brunswick. He is a Chartered Professional Accountant, a Chartered Accountant, and a Fellow of the Chartered Professional Accountants Ontario. Mr. MacGibbon is one of the Bank’s Audit Committee financial experts.

Irene R. Miller is the Chief Executive Officer of Akim, Inc. Until June 1997, Ms. Miller was Vice Chairman and Chief Financial Officer of Barnes & Noble, Inc. Prior to joining Barnes & Noble, Inc. in 1991, she held senior investment banking and corporate finance positions with Morgan Stanley & Co. and Rothschild Inc., respectively. Ms. Miller is a member of the audit committee of TD Ameritrade and previously served as chair of the audit committee of the boards of Inditex, S.A., Coach, Inc., Oakley, Inc., The Body Shop International plc, and Benckiser N.V. Ms. Miller holds an undergraduate degree in science from the University of Toronto and a master’s of science degree in chemistry and chemical engineering from Cornell University. Ms. Miller is one of the Bank’s Audit Committee financial experts.

Claude Mongeau is a Corporate Director. He is the former President and Chief Executive Officer of Canadian National Railway Company. Prior to leading Canadian National Railway Company, Mr. Mongeau was the company’s Executive Vice-President and Chief Financial Officer. Mr. Mongeau is a member of the audit committees of Cenovus Energy Inc., and Telus Corporation. Mr. Mongeau holds an undergraduate degree in psychology from the University of Quebec and a master’s degree in business administration from McGill University. Mr. Mongeau is one of the Bank’s Audit Committee financial experts.

Additional Information Regarding the Audit Committee and Shareholders’ Auditor

The Audit Committee oversees the financial reporting process at the Bank, including the work of the shareholder’s independent external auditor, currently Ernst & Young LLP (“EY”). EY is responsible for planning and carrying out, in accordance with professional standards, an audit of the Bank’s annual financial statements and reviews of the Bank’s quarterly financial statements.

The Audit Committee is responsible for the annual recommendation of the appointment and oversight of the shareholders’ independent external auditor. The Audit Committee assesses the performance and qualification of the shareholders’ auditor and submits its recommendation for appointment, or reappointment, to the Board of Directors for recommendation to the shareholders. The shareholders’ auditor is then appointed by the shareholders, who vote on this matter at the Annual General Meeting.

At least annually, the Audit Committee evaluates the performance, qualifications, skills, resources (amount and type), and independence of the shareholders’ auditor, including the lead partner, in order to support the Board of Directors in reaching its recommendation to appoint the shareholders’ auditor. This annual evaluation includes an assessment of audit quality and service considerations such as: auditor independence, objectivity and professional skepticism; quality of the engagement team; monitoring of the partner rotation timing; and, quality of the communication and service provided by the shareholders’ auditor. In the evaluation, the Audit Committee considers the nature and extent of communications received from the shareholders’ auditor during the year, the responses from management and the Audit Committee to an annual questionnaire regarding the performance of, and interactions with, the shareholders’ auditor.

EY was appointed as the shareholders’ independent external auditor for the year ended October 31, 2018, in accordance with the Bank Act and the recommendation by the Audit Committee, and has been the Bank’s sole independent external auditor beginning with the year ended October 31, 2006. Prior to 2006, EY acted as joint auditors of the Bank.

Executive Officers of the Bank

The following individuals are executive officers of the Bank:

Executive Officer	Principal Occupation	Municipality of Residence
Riaz Ahmed	Group Head and Chief Financial Officer, TD Bank Group	Oakville, Ontario, Canada
Ajai K. Bambawale	Group Head and Chief Risk Officer, TD Bank Group	Toronto, Ontario, Canada
Greg Braca	Group Head, U.S. Banking, TD Bank Group and President and Chief Executive Officer, TD Bank, America’s Most Convenient Bank®	Orangeburg, New York, U.S.A.
Norie C. Campbell	Group Head, Customer and Colleague Experience, TD Bank Group	Toronto, Ontario, Canada
Theresa L. Currie	Group Head, Canadian Personal Banking, TD Bank Group	Toronto, Ontario, Canada
Robert E. Dorrance	Group Head, Wholesale Banking, TD Bank Group and Chairman, CEO and President, TD Securities	Toronto, Ontario, Canada
Paul C. Douglas	Group Head, Canadian Business Banking, TD Bank Group	Burlington, Ontario, Canada
Bharat B. Masrani	Group President and Chief Executive Officer, TD Bank Group	Toronto, Ontario, Canada
Frank J. McKenna	Deputy Chair, TD Bank Group	Toronto, Ontario, Canada
Ellen R. Patterson	Group Head, General Counsel, TD Bank Group	Haddonfield, NJ, U.S.A.
Michael G. Rhodes	Group Head, Innovation, Technology and Shared Services, TD Bank Group	Wilmington, Delaware, U.S.A.
Leovigildo Salom	Group Head, Wealth Management and TD Insurance, TD Bank Group	Toronto, Ontario, Canada

Except as disclosed below, all executive officers have had the same principal occupation for the past five years.

Prior to commencing his current Group Head role on January 2, 2016, Mr. Ahmed was Group Head, Insurance, Credit Cards, and Enterprise Strategy, TD Bank Group from July 1, 2013 to January 2, 2016, and Group Head, Corporate Development, Enterprise Strategy and Treasury, Corporate Office, TD Bank Group from May 27, 2010 to July 1, 2013.

Prior to commencing his current role as Group Head and Chief Risk Officer, TD Bank Group on February 1, 2018, Mr. Bambawale was Executive Vice President, TD Bank Group, and Chief Risk Officer, TD Bank, America’s Most Convenient Bank® from September 18, 2014 to January 31, 2018, and Senior Vice President, Credit Risk Management, TD Bank, America’s Most Convenient Bank® from January 14, 2013 to September 17, 2014.

Prior to commencing his current role as Group Head, U.S. Banking, TD Bank Group and President and Chief Executive Officer, TD Bank, America’s Most Convenient Bank® on November 1, 2017, Mr. Braca was Executive Vice President, TD Bank Group and President and Chief Executive Officer, TD Bank, America’s Most Convenient Bank® from June 1, 2017 to October 31, 2017, Executive Vice President, TD Bank Group and Chief Operating Officer, TD Bank, America’s Most Convenient Bank® from November 1, 2016 to May 31, 2017, and Executive Vice President, TD Bank Group and Head of Corporate and Specialty Banking, TD Bank, America’s Most Convenient Bank® from October 25, 2012 to October 31, 2016.

Prior to commencing her current role as Group Head, Customer and Colleague Experience, TD Bank Group on November 1, 2017, Ms. Campbell was Group Head and Chief General Counsel, TD Bank Group from December 12, 2016 to October 31, 2017, Group Head and General Counsel (formerly known as Group Head Legal, Compliance, Anti-Money Laundering, Financial Crimes and Fraud Management, Enterprise Projects and General Counsel, TD Bank Group) from November 1, 2014 to December 11, 2016, Group Head, Legal, Compliance and Anti-Money Laundering, and General Counsel, TD Bank Group from April 15, 2013 to October 31, 2014, Executive Vice President, and General Counsel, Legal, Corporate Office, TD Bank Group from November 1, 2011 to April 14, 2013, and Senior Vice President, Legal, Corporate Office and Assistant General Counsel, TD Bank Financial Group prior to November 1, 2011.

Prior to commencing her current Group Head role on January 2, 2016, Ms. Currie was Group Head, Direct Channels, Technology, Marketing and People Strategies, TD Bank Group from November 1, 2014 to January 1, 2016, Group Head, Direct Channels, Marketing, Corporate Shared Services and People Strategies, TD Bank Group from April 15, 2013 to October 31, 2014, and Group Head, Direct Channels, Corporate and People Strategies, Corporate Office, TD Bank Group from July 4, 2011 to April 14, 2013.

Prior to commencing his current role as Group President and Chief Executive Officer of the Bank on November 1, 2014, Mr. Masrani was Chief Operating Officer of the Bank from July 1, 2013 to October 31, 2014, and Group Head, U.S. Personal and Commercial Banking of the Bank and President and Chief Executive Officer, TD Bank US Holding Company and TD Bank, N.A. prior to July 1, 2013.

Prior to commencing her current role as Group Head, General Counsel, TD Bank Group on November 1, 2017, Ms. Patterson was Executive Vice President and General Counsel, TD Bank Group from December 12, 2016 to October 31, 2017, Senior Vice President, TD Bank Group and Head of Legal, Compliance, AML and General Counsel, TD Bank, America’s Most Convenient Bank® from December 20, 2013 to December 11, 2016, and Senior Vice President, TD Bank Group and General Counsel, TD Bank, America’s Most Convenient Bank® from October 8, 2012 to December 19, 2013.

Prior to commencing his current role as Group Head, Innovation, Technology and Shared Services, TD Bank Group on November 1, 2017, Mr. Rhodes was Executive Vice President, TD Bank Group and Head of Consumer Banking, TD Bank, America’s Most Convenient Bank® from July 6, 2015 to October 31, 2017 and Executive Vice President, North American Cards and Merchant Services, TD Bank Group from October 3, 2011 to July 5, 2015.

Prior to commencing his current role as Group Head, Wealth Management and TD Insurance, TD Bank Group on November 1, 2017, Mr. Salom was Executive Vice President, Wealth Management, TD Bank Group from August 2, 2011 to October 31, 2017.

Shareholdings of Directors and Executive Officers

To the knowledge of the Bank, as at October 31, 2018, the directors and executive officers of the Bank as a group beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of 1,827,916 of the Bank’s common shares, representing approximately 0.10% of the Bank’s issued and outstanding common shares on that date.

Additional Disclosure for Directors and Executive Officers

To the best of our knowledge, having made due inquiry, the Bank confirms that, as at November 28, 2018, except as set out below:

(i)	no director or executive officer of the Bank is, or was within the last ten years, a director or officer of a company (including the Bank) that:

(a)

was subject to an order (including a cease trade order or an order similar to a cease trade or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days), that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(c)

within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

(ii)

in the last ten years, no director or executive officer of the Bank has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer; and

(iii)

no director or executive officer of the Bank has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Mr. Mongeau was, prior to August 10, 2009, a director of Nortel Networks Corporation and Nortel Networks Limited, each of which initiated creditor protection proceedings under the Companies’ Creditors Arrangement Act (Canada) on January 14, 2009. Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain Europe, Middle East and Africa subsidiaries made consequential filings in Europe and the Middle East.

Ms. Goggins was, prior to June 14 2016, a director of Valeant Pharmaceuticals International, Inc. (“Valeant”). Management cease trade orders were issued for directors and officers of Valeant by the Autorité des march s financiers (Quebec) while Ms. Goggins was a director of Valeant. These orders were effective from March 31, 2016 to April 29, 2016, and from May 17, 2016 to June 8, 2016.

Pre-Approval Policies and Shareholders’ Auditor Service Fees

The Bank’s Audit Committee has implemented a policy restricting the services that may be performed by the shareholders’ independent external auditor. The policy provides detailed guidance to management as to the specific services that are eligible for Audit Committee pre-approval. By law, the shareholders’ auditor may not provide certain services to the Bank or its subsidiaries.

The types of services to be performed by the shareholders’ auditor, together with the maximum amount of fees that may be paid for such services, must be annually pre-approved by the Audit Committee pursuant to the policy. The policy also provides that the Audit Committee will, on a quarterly basis, receive a year-to-date report of fees paid or payable to the shareholders’ auditor for services performed, as well as details of any proposed engagements for consideration and, if necessary pre-approval, by the Audit Committee. In making its determination regarding the services to be performed by the shareholders’ auditor, the Audit Committee considers compliance with applicable legal and regulatory requirements and guidance and with the policy, as well as whether the provision of the services could negatively impact auditor independence. This includes considering whether the provision of the services would place the auditor in a position to audit its own work, place the auditor in an advocacy role on behalf of the Bank, or result in the auditor acting in the role of the Bank’s management.

Fees paid to Ernst & Young LLP, the Bank’s current shareholders’ independent external auditor, for services provided during the three most recently completed fiscal years are detailed in the table below.

	Fees paid to Ernst & Young LLP
(thousands of Canadian dollars)	2018	2017	2016
Audit fees[1]	$26,452	$24,203	$22,230
Audit-related fees[2]	1,387	1,622	1,614
Tax fees[3]	2,679	2,438	2,563
All other fees[4]	1,799	2,033	1,511
Total	$32,317	$30,296	$27,918

Notes:

1.

Audit fees are fees for the professional services in connection with the audit of the Bank’s financial statements and the audit of its subsidiaries, other services that are normally provided by the shareholders’ auditor in connection with statutory and regulatory filings or engagements, and the performance of specified procedures with respect to qualified intermediary requirements for reporting to the Internal Revenue Service, United States.

2.

Audit-related fees are fees for assurance and related services that are performed by the shareholders’ auditor. These services include: employee benefit plan audits; audit of charitable organizations; audit services for certain special purpose entities administered by the Bank; accounting and tax consultation in connection with mergers, acquisitions, divestitures and restructurings; attest services in connection with mergers and acquisitions including audit procedures related to opening balance sheet and purchase price allocation; application and general controls reviews; interpretation of accounting, tax and reporting standards; attest services that are not required by statute or regulation; translation of financial statements and reports in connection with the audit or review; and information technology advisory services.

3.

Tax fees comprise: general tax planning and advice related to mergers and acquisitions and financing structures; electronic and paper-based tax knowledge publications; income and commodity tax compliance and advisory services; and transfer pricing services and customs and duties issues.

4.

All other fees include fees for insolvency and viability matters, limited to cases in which the Bank is a minority syndicate participant and not in a position to influence or select the external audit firm to use. In these instances, the shareholders’ auditor is retained to provide assistance on operational business reviews, lender negotiations, business plan assessments, debt restructuring and asset recovery. Also included in this category are fees for: reports on control procedures at a service organization; audit and tax services for SEC-registered funds, subject to the SEC investment company complexes rules; database for tax compliance; benchmark studies; regulatory advisory services; and performance and process improvement services.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

A description of certain legal proceedings to which the Bank is a party is set out under the heading “Litigation” in Note 27 of the Annual Financial Statements for the year ended October 31, 2018, which note is incorporated by reference in this AIF.

Regulatory Actions

From time to time, in the ordinary course of business, the Bank and its subsidiaries are assessed fees or fines by securities regulatory authorities in relation to administrative matters, including late filings or reporting, which may be considered penalties or sanctions pursuant to Canadian securities regulations but which are not, individually or in the aggregate, material to the Bank. In addition, the Bank and its subsidiaries are subject to numerous regulatory authorities around the world, and fees, administrative penalties, settlement agreements and sanctions may be categorized differently by each regulator. During the past financial year, TD Investment Services Inc. paid administrative filing fees relating to late filings to the Ontario Securities Commission in the aggregate amount of $5,000, TD Asset Management Inc. paid administrative filing fees relating to late filings to the Ontario Securities Commission in the aggregate amount of $20,000, and TD Waterhouse Private Investment Counsel Inc. paid administrative filing fees relating to late filings to the Ontario Securities Commission in the aggregate amount of $5,000.2

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the best of our knowledge, the Bank confirms that, as at November 28, 2018, there were no directors or executive officers of the Bank, nor any associate or affiliate of a director or executive officer of the Bank, with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Bank.

TRANSFER AGENTS AND REGISTRARS

Transfer Agent

AST Trust Company (Canada)

P.O. Box 700, Station B

Montreal, Quebec H3B 3K3

Telephone: 416-682-3860 or toll-free at 1-800-387-0825 (Canada and U.S. only)

Fax: 1-888-249-6189

Email: inquiries@astfinancial.com

Website: www.astfinancial.com/ca-en

[2]

National Instrument 14-101 Definitions limits the meaning of “securities legislation” to Canadian provincial and territorial legislation and “securities regulatory authority” to Canadian provincial and territorial securities regulatory authorities.

Co-transfer Agent and Registrar

Computershare
P.O.	Box 505000
Louisville,	KY 40233

or

462	South 4th Street, Suite 1600
Louisville,	KY 40202

Telephone:	1-866-233-4836
TDD	for hearing impaired: 1-800-231-5469
Shareholders	outside of U.S.: 201-680-6578
TDD	shareholders outside of U.S.: 201-680-6610
Website:	www.computershare.com/investor

INTERESTS OF EXPERTS

The Consolidated Financial Statements of the Bank for the year ended October 31, 2018 filed under National Instrument 51-102 – Continuous Disclosure Obligations, portions of which are incorporated by reference in this AIF, have been audited by Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, Toronto, Ontario. EY is the external auditor who prepared the Report of Independent Registered Public Accounting Firm – Opinion on the Consolidated Financial Statements, and Report of Independent Registered Public Accounting Firm – Opinion on Internal Control over Financial Reporting. EY is independent with respect to the Bank within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario. EY is also independent with respect to the Bank within the meaning of United States federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002; and in compliance with Rule 3520 of the Public Company Accounting Oversight Board.

ADDITIONAL INFORMATION

Additional information concerning the Bank may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Bank’s securities and options to purchase securities, in each case if applicable, is contained in the Bank’s management proxy circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the Bank’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year, which at the date hereof was the year ended October 31, 2018.

Under certain Canadian bank resolution powers that came into effect on September 23, 2018 (the “bail-in regime”), the Canada Deposit Insurance Corporation (“CDIC”) may, in circumstances where the Bank has ceased, or is about to cease, to be viable, assume temporary control or ownership of the Bank and may be granted broad powers by one or more orders of the Governor in Council (Canada), including the power to sell or dispose of all or a part of the assets of the Bank, and the power to carry out or cause the Bank to carry out a transaction or a series of transactions the purpose of which is to restructure the business of the Bank. The expressed objectives of the bail-in regime include reducing government and taxpayer exposure in the unlikely event of a failure of a bank designated by OSFI as a domestic systemically important bank (“D-SIB”), reducing the likelihood of such a failure by increasing market discipline and reinforcing that bank shareholders and creditors are responsible for the D-SIBs’ risks and not taxpayers, and preserving financial stability by empowering the CDIC to quickly restore a failed D-SIB to viability and allow it to remain open and operating, even where the D-SIB has experienced severe losses. For a description of Canadian bank resolution powers and the consequent risk factors attaching to certain liabilities of the Bank, reference is made to https://www.td.com/investor-relations/ir-homepage/regulatory-
disclosures/main-features-of-capital-instruments/main-features-of-capital-instruments.jsp.

Appendix “A”

Intercorporate Relationships

The following is a list of the directly or indirectly held significant subsidiaries.

SIGNIFICANT SUBSIDIARIES[1]
(millions of Canadian dollars)			As at October 31, 2018
North America	Address of Head or Principal Office[2]	Description	Carrying value of shares owned by the Bank[3]
Meloche Monnex Inc.	Montreal, Québec	Holding Company	$1,379
Security National Insurance Company	Montreal, Québec	Insurance Company
Primmum Insurance Company	Toronto, Ontario	Insurance Company
TD Direct Insurance Inc.	Toronto, Ontario	Insurance Company
TD General Insurance Company	Toronto, Ontario	Insurance Company
TD Home and Auto Insurance Company	Toronto, Ontario	Insurance Company
TD Asset Management Inc.	Toronto, Ontario	Investment Counselling and Portfolio Management	328
TD Waterhouse Private Investment Counsel Inc.	Toronto, Ontario	Investment Counselling and Portfolio Management
TD Auto Finance (Canada) Inc.	Toronto, Ontario	Automotive Finance Entity	2,344
TD Auto Finance Services Inc.	Toronto, Ontario	Automotive Finance Entity	1,350
TD Group US Holdings LLC	Wilmington, Delaware	Holding Company	68,903
Toronto Dominion Holdings (U.S.A.), Inc.	New York, New York	Holding Company
TD Prime Services LLC	New York, New York	Securities Dealer
TD Securities (USA) LLC	New York, New York	Securities Dealer
Toronto Dominion (Texas) LLC	New York, New York	Financial Services Entity
Toronto Dominion (New York) LLC	New York, New York	Financial Services Entity
Toronto Dominion Capital (U.S.A.), Inc.	New York, New York	Small Business Investment Company
Toronto Dominion Investments, Inc.	New York, New York	Merchant Banking and Investments
TD Bank US Holding Company	Cherry Hill, New Jersey	Holding Company
Epoch Investment Partners, Inc.	New York, New York	Investment Counselling and Portfolio Management
TDAM USA Inc.	New York, New York	Investment Counselling and Portfolio Management
TD Bank USA, National Association	Cherry Hill, New Jersey	U.S. National Bank
TD Bank, National Association	Cherry Hill, New Jersey	U.S. National Bank
TD Auto Finance LLC	Farmington Hills, Michigan	Automotive Finance Entity
TD Equipment Finance, Inc.	Cherry Hill, New Jersey	Financial Services Entity
TD Private Client Wealth LLC	New York, New York	Broker-dealer and Registered Investment Advisor
TD Wealth Management Services Inc.	Cherry Hill, New Jersey	Insurance Agency
TD Luxembourg International Holdings	Luxembourg, Luxembourg	Holding Company
TD Ameritrade Holding Corporation[4]	Omaha, Nebraska	Securities Dealer
TD Investment Services Inc.	Toronto, Ontario	Mutual Fund Dealer	26
TD Life Insurance Company	Toronto, Ontario	Insurance Company	70
TD Mortgage Corporation	Toronto, Ontario	Deposit-Taking Entity	9,201
TD Pacific Mortgage Corporation	Vancouver, British Columbia	Deposit-Taking Entity
The Canada Trust Company	Toronto, Ontario	Trust, Loans, and Deposit-Taking Entity
TD Securities Inc.	Toronto, Ontario	Investment Dealer and Broker	2,191
TD Vermillion Holdings Limited	Toronto, Ontario	Holding Company	21,520
TD Financial International Ltd.	Hamilton, Bermuda	Holding Company
TD Reinsurance (Barbados) Inc.	St. James, Barbados	Reinsurance Company
Toronto Dominion International Inc.	St. James, Barbados	Intragroup Lending Company
TD Waterhouse Canada Inc.	Toronto, Ontario	Investment Dealer	2,799
International
TD Bank N.V.	Amsterdam, The Netherlands	Dutch Bank	434
TD Ireland Unlimited Company	Dublin, Ireland	Holding Company	319
TD Global Finance Unlimited Company	Dublin, Ireland	Securities Dealer
TD Securities (Japan) Co. Ltd.	Tokyo, Japan	Securities Dealer	9
Toronto Dominion Australia Limited	Sydney, Australia	Securities Dealer	99
Toronto Dominion Investments B.V.	London, England	Holding Company	1,078
TD Bank Europe Limited	London, England	UK Bank
Toronto Dominion Holdings (U.K.) Limited	London, England	Holding Company
TD Securities Limited	London, England	Securities Dealer
Toronto Dominion (South East Asia) Limited	Singapore, Singapore	Financial Institution	817

[1]

Unless otherwise noted, The Toronto-Dominion Bank, either directly or through its subsidiaries, owns 100% of the entity and/or 100% of any issued and outstanding voting securities and non-voting securities of the entities listed.

[2]

Each subsidiary is incorporated or organized in the country in which its head or principal office is located, with the exception of Toronto Dominion Investments B.V., a company incorporated in The Netherlands, but with its principal office in the United Kingdom.

[3]

Carrying amounts are prepared for purposes of meeting the disclosure requirements of Section 308 (3)(a)(ii) of the Bank Act. Intercompany transactions may be included herein which are eliminated for consolidated financial reporting purposes. Certain amounts have been adjusted to conform with the presentation adopted in the current period.

[4]

As at October 31, 2018, the Bank’s reported investment in TD Ameritrade Holding Corporation was 41.61% (October 31, 2017 – 41.27%) of the outstanding shares of TD Ameritrade Holding Corporation. TD Luxembourg International Holdings and its ownership of TD Ameritrade Holding Corporation is included given the significance of the Bank’s investment in TD Ameritrade Holding Corporation.

Appendix “B”

AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS

OF THE TORONTO-DOMINION BANK

CHARTER

~ ~ Supervising the Quality and Integrity of the Bank’s Financial Reporting

and Compliance Requirements ~ ~

  Main Responsibilities:

•	overseeing reliable, accurate and clear financial reporting to shareholders

•	overseeing the effectiveness of internal controls, including internal controls over financial reporting

•	directly responsible for the selection, compensation, retention and oversight of the work of the shareholders’ auditor – the shareholders’ auditor reports directly to the Committee

•

receiving reports from the shareholders’ auditor, chief financial officer, chief auditor, chief compliance officer, chief anti-money laundering officer, and bank secrecy act officer, and evaluating the effectiveness and independence of each

•	overseeing the establishment and maintenance of policies and programs reasonably designed to achieve and maintain the Bank’s compliance with the laws and regulations that apply to it

•	acting as the audit committee for certain subsidiaries of the Bank that are federally-regulated financial institutions

  Independence is Key:

•	the Committee is composed entirely of independent directors

•	the Committee meets regularly without management present

•

the Committee has the authority to engage independent advisors, paid for by the Bank, to help it make the best possible decisions on the financial reporting, accounting policies and practices, disclosure practices, compliance and internal controls of the Bank

Composition and Independence, Financial Literacy and Authority

The Committee shall be composed of members of the Board of Directors in such number as is determined by the Board with regard to the by-laws of the Bank, applicable laws, rules and regulations and any other relevant consideration, subject to a minimum requirement of three directors. In this Charter, “Bank” means The Toronto-Dominion Bank on a consolidated basis.

No member of the Committee may be an officer or retired officer of the Bank. Every member of the Committee shall be independent of the Bank within the meaning of all applicable laws, rules and regulations including those particularly applicable to audit committee members and any other relevant consideration as determined by the Board of Directors, including the Bank’s Director Independence Policy. No member of the Committee may serve on more than three public company audit committees without the consent of the Corporate Governance Committee and the Board.

The members of the Committee shall be appointed by the Board and each shall serve until his or her successor is duly appointed, unless the member resigns, is removed, or ceases to be a director. A Chair will be appointed by the Board upon recommendation of the Corporate Governance Committee, failing which the members of the Committee may designate a Chair by majority vote. The Committee may from time to time delegate to its Chair certain powers or responsibilities that the Committee itself may have hereunder.

In addition to the qualities set out in the Position Description for Directors, all members of the Committee should be financially literate or be willing and able to acquire the necessary knowledge quickly. Financially literate means the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Bank’s financial statements. At least one member of the Committee shall have a background in accounting or related financial management experience which would include any experience or background which results in the individual’s financial sophistication, including being or having been an auditor, a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

In fulfilling the responsibilities set out in this Charter, the Committee has the authority to conduct any investigation it deems appropriate to, and access any officer, employee or agent of the Bank for the purpose of fulfilling its responsibilities, including the shareholders’ auditor. The Audit Committee may obtain advice and assistance from outside legal, accounting or other advisors as the Committee deems necessary to carry out its duties, and may retain and determine the compensation to be paid by the Bank for such independent counsel or outside advisor in its sole discretion without seeking Board approval.

Committee members will enhance their familiarity with financial, accounting and other areas relevant to their responsibilities by participating in educational sessions or other opportunities for development.

Meetings

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Committee shall meet with the shareholders’ auditor and management quarterly to review the Bank’s financial statements consistent with the section entitled “Financial Reporting” below. The Committee shall dedicate a portion of each of its regularly scheduled quarterly meetings to meeting separately with each of the Chief Financial Officer, the Chief Auditor, the Chief Compliance Officer, the Chief Anti-Money Laundering Officer and the Bank Secrecy Act Officer and the shareholders’ auditor and to meeting on its own without members of management or the shareholders’ auditor. Any member of the Committee may make a request to the Chair for a Committee meeting or any part thereof to be held without management present. The Committee shall also meet with the Office of the Superintendent of Financial Institutions Canada (“OSFI”) to review and discuss the results of OSFI’s annual supervisory examination of the Bank in the event OSFI directs that it meet with the Committee instead of the full Board.

To facilitate open communication between this Committee and the Risk Committee, and where the Chair of the Risk Committee is not a member of this Committee, he or she shall receive notice of and attend by invitation of this Committee, as a non-voting observer, each meeting of this Committee and receive the materials for each such meeting. In addition, this Committee shall meet with the Risk Committee at least two times annually to discuss topics relevant to both Committees.

The Committee may invite to its meetings any director, member of management of the Bank or such other persons as it deems appropriate in order to carry out its responsibilities. The Committee may also exclude from its meetings any persons it deems appropriate in order to carry out its responsibilities.

Specific Duties and Responsibilities

Financial Reporting

The Committee shall be responsible for the oversight of reliable, accurate and clear financial reporting to shareholders, including reviewing and discussing the Bank’s annual and interim financial statements and management’s discussion and analysis and reviewing the shareholders’ auditor opinion on the annual financial statements and on the Bank’s internal controls over financial reporting, prior to approval by the Board and release to the public, and reviewing, as appropriate, releases to the public of significant material non-public financial information of the Bank. Such review of the financial reports of the Bank shall include, when appropriate but at least annually, discussion with management, the internal audit division and the shareholders’ auditor of significant issues regarding accounting principles, practices, financial statement disclosures, and significant management estimates and judgments.

The Committee shall review earnings news releases and satisfy itself that adequate procedures are in place for the review of the Bank’s public disclosure of financial information extracted or derived from the Bank’s financial statements, other than the public disclosure in the Bank’s annual and interim financial statements and MD&A, and must periodically assess the adequacy of those procedures.

Financial Reporting Process

The Committee shall support the Board in its oversight of the financial reporting process of the Bank including:

•	working with management, the shareholders’ auditor and the internal audit division to review the integrity of the Bank’s financial reporting processes;

•

reviewing the process relating to and the certifications of the Chief Executive Officer and the Chief Financial Officer on the integrity of the Bank’s quarterly and annual consolidated financial statements and other disclosure documents as required;

•

considering the key accounting policies of the Bank and reviewing in appropriate detail the basis for significant estimates and judgments including but not limited to actuarial reserves, allowances for loan losses and other valuation allowances and discussing such matters with management and/or the shareholders’ auditor;

•	keeping abreast of trends and best practices in financial reporting including considering, as they arise, topical issues and their application to the Bank;

•

reviewing with management and the shareholders’ auditor significant accounting principles and policies and all critical accounting policies and practices used and any significant audit adjustments made;

•

considering and approving, if appropriate, substantive changes to the Bank’s accounting and financial reporting policies as suggested by management, the shareholders’ auditor, or the internal audit division;

•

establishing regular systems of reporting to the Committee by each of management, the shareholders’ auditor and the internal audit division regarding any significant judgments made in management’s preparation of the financial statements and any significant difficulties encountered during the course of the review or audit, including any restrictions on the scope of work or access to required information; and

•	reviewing tax and tax planning matters that are material to the financial statements.

The Audit Committee’s Role in the Financial Reporting Process

The shareholders’ auditor is responsible for planning and carrying out, in accordance with professional standards, an audit of the Bank’s annual financial statements and reviews of the Bank’s quarterly financial information. Management of the Bank is responsible for the Bank’s financial reporting process which includes the preparation, presentation and integrity of the Bank’s financial statements and maintenance of appropriate accounting and financial reporting principles and policies and internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. The Audit Committee oversees the financial reporting process at the Bank and receives quarterly reporting regarding the process undertaken by management and the results of the review by the shareholders’ auditor. It is not the duty of the Audit Committee to plan or conduct audits, or to determine that the Bank’s financial statements are complete, accurate and in accordance with International Financial Reporting Standards.

Internal Controls

The Committee shall be responsible for overseeing the establishment of the internal control framework and monitoring its effectiveness including:

•

reviewing management’s reports related to the establishment and maintenance of an adequate and effective internal control system and processes (including controls related to the prevention, identification and detection of fraud) that are designed to provide assurance in areas including reporting (financial, operational, risk), efficiency and effectiveness of operations and safeguarding assets, monitoring compliance with laws, regulations and guidance, and internal policies, including compliance with section 404 of the U.S. Sarbanes-Oxley Act and similar rules of the Canadian Securities Administrators;

•

meeting with management, the Chief Auditor and the shareholders’ auditor to assess the adequacy and effectiveness of the Bank’s internal controls, including controls related to the prevention, identification and detection of fraud;

•	overseeing that there are adequate governance structures and control processes for all financial instruments that are measured at fair value for financial reporting purposes;

•

receiving reports from the Risk Committee as considered necessary or desirable with respect to any issues relating to internal control procedures considered by that Committee in the course of undertaking its responsibilities; and

•	reviewing reporting by the Bank to its shareholders regarding internal control over financial reporting.

Internal Audit Division

The Committee shall oversee the internal audit division of the Bank and any aspects of the internal audit function that are outsourced to a third party. The Committee shall satisfy itself that the internal audit division is sufficiently independent to perform its responsibilities. In addition, the Committee shall:

•

review and approve the annual audit plan (including the risk assessment methodology), and any significant changes thereto and satisfy itself that the plan is appropriate, risk-based and addresses all the relevant activities and significant risks over a measurable cycle;

•	review and approve the annual financial budget and resource plan and review significant updates;

•	review and approve at least annually the Chief Auditor’s mandate and Independence Attestation, and the mandate of the internal audit division;

•	confirm the appointment and dismissal of the Chief Auditor;

•	annually convey its view of the performance of the Chief Auditor to the Chief Executive Officer as input into the compensation approval process;

•	at least annually assess the effectiveness and operational adequacy of the internal audit division;

•

review the results of the independent quality assurance review report on the internal audit division conducted on a five-year cycle, including information on the qualifications and independence of the assessor(s) and any potential conflict of interest;

•

review and discuss regular reports prepared by the Chief Auditor, including all information outlined in regulatory guidance, together with management’s response and follow-up on outstanding issues, and proactively consider thematic issues across the Bank;

•

provide a forum for the Chief Auditor to have unfettered access to the Committee to raise any internal audit, organizational or industry issues or issues with respect to the relationship and interaction between the internal audit division, management, the shareholders’ auditor and/or regulators; and

•

review reports of deficiencies identified by supervisory authorities related to the internal audit division, including information to demonstrate progress of necessary correction action and remediation, by management, within an appropriate time frame.

Oversight of Shareholders’ Auditor

The Committee shall annually review and evaluate the performance, qualifications, skills, resources (amount and type) and independence of the shareholders’ auditor and recommend to the Board for recommendation to the shareholders, the appointment of the shareholders’ auditor. The Committee shall be responsible for approving the auditor’s remuneration and shall satisfy itself that the level of audit fees is commensurate with the scope of work to ensure a quality audit. The Committee shall also make recommendations to the Board for approval regarding, if appropriate, termination of the shareholders’ auditor. The shareholders’ auditor shall be accountable to the Committee and the entire Board, as representatives of the shareholders, for its review of the financial statements and controls of the Bank. In addition, the Committee shall:

•

review and approve the annual audit plans and engagement letters of the shareholders’ auditor and satisfy itself that the plans are appropriate, risk-based and address all the relevant activities over a measurable cycle;

•

at least annually, review the shareholders’ auditor’s processes for assuring the quality of their audit services including ensuring their independence and any other matters that may affect the audit firm’s ability to serve as shareholders’ auditor;

•

discuss those matters that are required to be communicated by the shareholders’ auditor to the Committee in accordance with the standards established by the Chartered Professional Accountants of Canada and the Public Company Accounting Oversight Board and the requirements of the Bank Act (Canada) and of the Bank’s regulators, including its primary regulator OSFI, as such matters are applicable to the Bank from time to time;

•

review with the shareholders’ auditor any issues that may be brought forward by it, including any audit problems or difficulties, such as restrictions on its audit activities or access to requested information, and management’s responses;

•	request management to take the necessary corrective actions to address any findings and recommendations of the shareholders’ auditor in a timely manner;

•	review with the shareholders’ auditor concerns, if any, about the quality, not just acceptability, of the Bank’s accounting principles and policies as applied in its financial reporting;

•

provide a forum for management and the internal and/or shareholders’ auditor to raise issues regarding their relationship and interaction. To the extent disagreements regarding financial reporting are not resolved, be responsible for the resolution of such disagreements between management and the internal and/or shareholders’ auditor;

•

at least annually, review and evaluate the qualifications, performance and independence of the lead partner of the shareholders’ auditor, monitor the rotation timing, and as required upon rotation of the lead partner, assess the qualifications of the shareholders’ auditor’s proposed new lead partner and, obtain confirmation from the shareholders’ auditor that he or she is in compliance with the requirements for the qualifications for auditors pursuant to the Bank Act (Canada);

•	at least every five years, conduct a periodic comprehensive review of the shareholders’ auditor; and

•

annually review and discuss the Canadian Public Accountability Board’s (CPAB) public report with the shareholders’ auditor, and as necessary discuss any CPAB findings specific to the inspection of the Bank’s audit.

Independence of Shareholders’ Auditor

The Committee shall monitor and assess the independence of the shareholders’ auditor through various mechanisms, including:

•

reviewing and approving (or recommending to the Board for approval) the audit engagement terms and fees and other legally permissible services to be performed by the shareholders’ auditor for the Bank, with such approval to be given either specifically or pursuant to pre-approval procedures adopted by the Committee;

•

receiving from the shareholders’ auditor, at least annually, a formal written statement confirming independence and delineating all relationships between the shareholders’ auditor and the Bank consistent with the rules of professional conduct of the Canadian provincial chartered accountants institutes or other regulatory bodies, as applicable;

•

reviewing and discussing with the Board, annually and otherwise as necessary, and the shareholders’ auditor, any relationships or services between the shareholders’ auditor and the Bank or any factors that may impact the objectivity and independence of the shareholders’ auditor;

•	reviewing, approving and monitoring policies and procedures for the employment of past or present partners, or employees of the shareholders’ auditor as required by applicable laws; and

•

reviewing, approving and monitoring other policies and procedures put in place to facilitate auditor independence, such as the criteria for tendering the shareholders’ auditor contract and the rotation of members of the audit engagement team, as applicable.

Finance Department

The Committee shall oversee the Finance Department of the Bank, including:

•	reviewing and approving the mandate of the Finance Department and the mandate of the Chief Financial Officer at least annually;

•	reviewing and approving, at least annually, the Finance Department budget and resource plan, including receiving reports from management on resource adequacy;

•	annually assessing the effectiveness of the Finance Department;

•	reviewing the results of an independent assessment of the Finance Department effectiveness conducted periodically;

•	periodically reviewing the results of a benchmarking of the Finance Department conducted with the assistance of an independent third party;

•	annually conveying its view of the performance of the Chief Financial Officer to the Chief Executive Officer as input into the compensation approval process;

•	confirming the appointment and dismissal of the Chief Financial Officer; and

•

providing a forum for the Chief Financial Officer to have unfettered access to the Committee to raise any financial reporting issues or issues with respect to the relationship and interaction among the Finance Department, management, the shareholders’ auditor and/or regulators.

Compliance

The Committee shall oversee the establishment and maintenance of policies and programs reasonably designed to achieve and maintain the Bank’s compliance with the laws and regulations that apply to it, including:

•

establishing and maintaining procedures in accordance with regulatory requirements for the receipt, retention, and treatment of confidential, anonymous submissions of concerns regarding questionable accounting, internal accounting controls or auditing matters, and receiving reports on such complaints and submissions as required under the applicable policy;

•	reviewing professional pronouncements and changes to key regulatory requirements relating to accounting rules to the extent they apply to the financial reporting process of the Bank; and

•

acting as the Board’s compliance oversight committee in respect of the Volcker Rule within the Dodd-Frank Wall Street Reform and Consumer Protection Act (U.S.), including receiving reports, at least annually, from senior management and control functions on the effectiveness of and compliance with matters relating to the TDBG Enterprise Written Volcker Compliance Program.

Compliance Department

The Committee shall oversee the Compliance Department of the Bank and the execution of its mandate, and shall satisfy itself that the Compliance Department is sufficiently independent to perform its responsibilities. In addition, the Committee shall:

•	review and approve its annual plan, including its budget and resources, and any significant changes to the annual plan and/or methodology;

•	annually review and approve the mandate of the Compliance Department and the mandate of the Chief Compliance Officer;

•	at least annually assess the effectiveness of the Compliance Department;

•	review the results of an independent assessment of the Compliance Department conducted periodically;

•	periodically review the results of a benchmarking of the Compliance Department conducted with the assistance of an independent third party;

•	confirm the appointment and dismissal of the Chief Compliance Officer;

•	annually convey its view of the performance of the Chief Compliance Officer to the Chief Executive Officer as input into the compensation approval process;

•	review with management the Bank’s compliance with applicable regulatory requirements and the Regulatory Compliance Management (“RCM”) Program;

•	semi-annually receive reports from the Compliance Department on Compliance with Canadian Consumer Protection Requirements as Supervised by the Financial Consumer Agency of Canada (“FCAC”);

•

regularly review and discuss reports prepared by the Chief Compliance Officer for the Audit Committee, including with regard to reports by regulators and supervisory authorities related to the Compliance Department, the Bank’s RCM program or the Bank’s compliance or non-compliance with applicable laws and regulations, and follow-up on any outstanding issues including proactive consideration of whether deficiencies in one area may be present in other areas;

•

at least annually review the assessment by the Chief Compliance Officer on the adequacy of, adherence to and effectiveness of the Bank’s day-to-day RCM controls, as well as the Opinion of the Chief Compliance Officer as to whether the RCM Program and controls are sufficiently robust to achieve compliance with the applicable regulatory requirements enterprise-wide; and

•

provide a forum for the Chief Compliance Officer to have unfettered access to the Committee to raise any compliance issues or concerns with respect to the relationship and interaction among the Compliance Department, management and/or regulators.

Anti-Money Laundering (“AML” / Anti-Terrorist Financing (“ATF”)

The Committee shall oversee and monitor the establishment, maintenance and ongoing effectiveness of the Anti-Money Laundering / Anti-Terrorist Financing / Economic Sanctions / Anti-Bribery and Anti-Corruption (“AML Program”) that is designed to ensure the Bank is in compliance with the laws and regulations that apply to it as well as its own policies, including:

•	reviewing with management the Bank’s compliance with applicable regulatory requirements;

•

reviewing an annual report from the Chief Anti-Money Laundering Officer and the Bank Secrecy Act Officer regarding the assessment of the effectiveness of the AML Program, and following up with management on the status of recommendations and suggestions, as appropriate; and

•	reviewing the opinion of the Chief Auditor on the effectiveness of the AML Program every two years, and following up with management on the status of recommendations and suggestions, as appropriate.

Global Anti-Money Laundering Department

The Committee shall oversee the Global Anti-Money Laundering Department of the Bank and the execution of its mandate, and shall satisfy itself that the Global AML Department is sufficiently independent to perform its responsibilities. The oversight and monitoring will be provided in the following manner:

•	review and approve the Global AML Department’s annual plan, including its budget and resources, and any significant changes to the annual plan;

•	consider and approve the AML Program, its design and any significant AML/ATF policies, including the TD Global Sanctions Policy;

•	at least annually assess the effectiveness of the AML/ATF function;

•	review the results of an independent assessment of the AML Program conducted periodically;

•	periodically review the results of a benchmarking of the AML Department conducted with the assistance of an independent third party;

•	annually review and approve the mandate of the Global AML Department and each of the mandates of the Chief Anti-Money Laundering Officer and the Bank Secrecy Act Officer;

•	confirm the appointment and dismissal of the Chief Anti-Money Laundering Officer and the Bank Secrecy Act Officer;

•	annually convey its view of the performance of the Chief Anti-Money Laundering Officer and the Bank Secrecy Act Officer to the Chief Executive Officer as input into the compensation approval process;

•

regularly review and discuss reports prepared by the Chief Anti-Money Laundering Officer and the Bank Secrecy Act Officer for the Audit Committee, including with regard to reports by supervisory authorities related to the AML Program, and on the design and operation of the AML Program, the adequacy of resources (people, systems, budget), and any recommendations thereto, and follow-up on any outstanding issues including proactive consideration of whether deficiencies in one area may be present in other areas; and

•

provide a forum for the Chief Anti-Money Laundering Officer and the Bank Secrecy Act Officer to have unfettered access to the Committee to raise any compliance issues or issues with respect to the relationship and interaction among the Global AML Department, management and/or regulators.

General

The Committee shall have the following additional general duties and responsibilities:

•

acting as the audit committee for certain Canadian subsidiaries of the Bank that are federally-regulated financial institutions, including meeting on an annual basis, without management present, with the appointed actuaries of the subsidiaries of the Bank that are federally-regulated financial institutions;

•

reviewing with the Bank’s general counsel any legal matter arising from litigation, asserted claims or regulatory non-compliance that could have a material impact on the Bank’s financial condition and provide a forum for the General Counsel to have unfettered access to the Committee to raise any legal issues;

•	performing such other functions and tasks as may be mandated by regulatory requirements applicable to audit committees or delegated by the Board;

•	conducting an annual evaluation of the Committee to assess its contribution and effectiveness in fulfilling its mandate;

•

review and assess the adequacy of this Charter at least annually and submit this Charter to the Corporate Governance Committee for review and recommendation to the Board for approval; noting that changes considered administrative by the Chair of the Audit Committee and the Chairman of the Board can be reviewed and approved by the Corporate Governance Committee throughout the year and aggregated once per year for review and concurrence by the Board;

•	maintaining minutes or other records of meetings and activities of the Committee; and

•	reporting to the Board on material matters arising at Audit Committee meetings following each meeting of the Committee and reporting as required to the Risk Committee on issues of relevance to it.